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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No. 8 - 28549

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

UVEST Financial Services Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. College St. 21st Floor
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Valtairo **858-909-7351**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr.	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

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to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

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WITNESS my hand and official seal.

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Description of Attached Document

Title or Type of Document: FINANCIAL STATEMENT OATH

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UVEST Financial Services Group, Inc.

(SEC I.D. No. 8-28549)

Statement of Financial Condition as of December 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document.**

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
UVEST Financial Services Group, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of UVEST Financial Services Group, Inc. (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of UVEST Financial Services Group, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2009

UVEST FINANCIAL SERVICES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(Dollars in thousands, except par value)

ASSETS	
Cash and cash equivalents	$ 20,498
Cash segregated under federal and other regulations	2,562
Receivables from:	
Product sponsors and clearing broker-dealers, net of allowances of $122	8,934
Others	3,849
Due from affiliates—net	2,714
Fixed assets, net of accumulated depreciation and amortization of $4,148	3,687
Goodwill	27,406
Intangible assets, net of accumulated amortization of $5,731	49,528
Prepaid expenses	1,039
Other assets	2,043
Total assets	$ 122,260
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to customers	$ 2,562
Accrued commissions and advisory fees payable	13,781
Accounts payable and accrued liabilities	6,403
Capital lease obligations	160
Total liabilities	22,906
COMMITMENTS AND CONTINGENCIES (Notes 8 and 13)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 1,200,000 shares authorized; 858,650 shares issued and outstanding	9
Additional paid-in capital	99,026
Retained earnings	319
Total stockholder's equity	99,354
Total liabilities and stockholder's equity	$ 122,260

See accompanying notes to the statement of financial condition.

UVEST FINANCIAL SERVICES GROUP, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

UVEST Financial Services Group, Inc., a North Carolina corporation ("UVEST" or the "Company"), is an introducing broker-dealer that provides independent, nonproprietary, third-party brokerage services to financial institutions, and to financial advisors employed by financials institutions ("FAs") located throughout the United States. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934.

On January 2, 2007, the Company was acquired (the "acquisition") by LPL Holdings, Inc. ("LPLH") and its parent LPL Investment Holdings Inc. ("LPLIH"). As a result of the acquisition, the Company became a wholly owned subsidiary of LPLH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This statement of financial condition is prepared in accordance with the generally accepted accounting principles in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes and other matters that affect the financial statement and related disclosures. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, that are not required to be segregated under federal or other regulations.

Cash Segregated Under Federal and Other Regulations—To facilitate transactions with FAs, the Company has opened bank accounts at those institutions for processing deposits that will be forwarded to the Company's clearing broker-dealer or directly to product sponsors. While the Company is only temporarily in possession of customer funds, it has determined that it is subject to SEC Rule 15c3-3.

Receivable From Product Sponsors and Clearing Broker-Dealers—Receivable from product sponsors and clearing broker-dealers primarily consists of commission and transaction-related receivables.

Receivable From Others—Receivable from others primarily consists of other accrued fees from product sponsors and FAs. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the specific type of receivable. The uncollectible amount represents management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations.

Fixed Assets—Fixed assets include furniture, equipment, computers, purchased software, internally developed software and leasehold improvements. Depreciation of fixed assets is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 11 years. Equipment, furniture, fixtures, computers and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Software Development Costs—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization under the American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1").

The costs of internally developed software that qualify for capitalization under SOP 98-1 are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design, and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable. The value assigned to internally developed software in connection with the acquisition is amortized over an expected weighted-average economic useful life of 3 years.

Goodwill— Goodwill represents the cost of the Company in excess of the fair value of net tangible assets and other intangible assets recorded at acquisition date. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized, but tested annually for impairment, or more frequently if certain events having a material impact on the Company's value occur. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of goodwill, is recognized if the estimated fair value is less than the corresponding carrying value.

The Company completed its annual goodwill impairment test as of December 31, 2007 and concluded that no impairment had occurred. In 2008, the Company elected to change the timing of its annual goodwill impairment test from December 31 to October 1. This change allows the Company to complete its annual goodwill impairment test in advance of its year-end close and annual financial reporting process. The Company believes this change to be preferable under the circumstances, and that this change does not accelerate, delay, or avoid an impairment charge. The Company has also determined that a change in the annual testing date does not result in adjustments to the statement of financial condition when applied retrospectively. Accordingly, a goodwill annual impairment test was performed as of October 1, 2008, and did not result in any impairment.

Intangible Assets—Intangible assets, which consist of relationships with financial institutions and product sponsors, are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the remaining useful lives of intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are also tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value. No impairment occurred for the year ended December 31, 2008.

Trademark and Trade Name—The Company's business is highly dependent on the revenues generated from financial institutions, and, as a result, expenditures are regularly made to market the Company's trademark and trade name to them. The Company's trademark and trade name had an expected useful life of 18 months from the date of acquisition and therefore were amortized on a straight-line basis over this period in accordance with SFAS 142. The trademark and trade name assets became fully amortized during 2008.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to, the amount of the claim, the amount of the loss in the customer's account, the basis and validity of the claim, the possibility of wrongdoing, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Share-Based Compensation—On January 1, 2006, the Company adopted SFAS No. 123R (Revised), *Share-Based Payment* ("SFAS 123R"). SFAS 123R requires the recognition of the fair value of share-based compensation in net income. The Company recognizes share-based compensation expense for its employee stock option awards over the requisite service period of the individual grants, which generally equals the vesting period. The Company accounts for nonemployee stock option awards under the provisions of Emerging Issues Task Force ("EITF") Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, which requires expense recognition to be re-measured at fair value at each of its reporting periods.

Income Taxes—The Company is included in the consolidated federal and certain state income tax returns filed by LPLIH. On December 21, 2007, the Company entered into an income tax allocation agreement (the "tax agreement") with LPLH and LPLIH. In accordance with the terms of the agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company would have shown on its financial statements if it had filed separate financial statements in accordance with GAAP, less the income tax benefits that are excluded from the calculation of the total provision for income taxes under SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). Since the agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

Additionally, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48") at the beginning of fiscal year 2007, which clarifies the accounting uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 requires the Company to recognize in the financial statements the tax effects of a position only if it is "more-likely-than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. See Note 7 for additional detail regarding the Company's uncertain tax positions.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company's income tax returns filed with the Internal Revenue Service ("IRS") and state and local tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of FIN 48.

Recently Issued Accounting Pronouncements— In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which the Company adopted on January 1, 2008. However, in February 2008, the FASB issued Staff Position ("FSP") FAS 157-2, *Effective Date of FASB Statement No. 157* ("FAS 157-2"), which delayed the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statement on a recurring basis (at least annually). The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the statement of financial condition. The adoption of SFAS 157 for nonfinancial assets and liabilities, effective January 1, 2009, will not have a material impact on its statement of financial condition. See Note 4 for additional detail on fair value measurements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, ("SFAS 141R"). SFAS 141R establishes principles and requirements in a business combination for how the acquirer: recognizes and measures in the company's financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of

the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which the company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration (e.g., by contract alone or through the lapse of minority veto rights). SFAS 141R applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009.

In January 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"), which provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company did not elect the fair value measurement option under SFAS 159 for any of its financial assets or liabilities and, as a result, there was no impact on the its statement of financial condition.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FAS 142-3"). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FAS 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The implementation of this standard will not have a material impact on the Company's statement of financial condition.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FAS 157-3"). FAS 157-3 clarifies the application of SFAS 157, in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The FSP is effective immediately and applies to prior periods for which financial statements have not been issued, including interim or annual periods ending on or before September 30, 2008. The implementation of FAS 157-3 did not have a material impact on the Company's statement of financial condition.

3. RESTRUCTURING

On December 29, 2008, the Company committed to and implemented an organizational restructuring plan intended to reduce the cost structure and improve operating efficiencies, which resulted in a reduction in its overall workforce. Related charges consist of employee severance and other personnel-related expenses, which are accrued in accounts payable and accrued liabilities within the accompanying statement of financial condition. The Company expects to complete all activities associated with the restructuring during the first quarter of 2009.

4. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2008, the Company's recurring measurements included cash equivalents of $2.55 million in money market mutual funds that have active markets and qualify as Level 1 measurements. In addition, the Company had $452,000 of deferred compensation assets invested in mutual funds that have active markets and also qualify as Level 1 measurements. These deferred compensation assets have been included in other assets in the accompanying statement of financial condition.

5. FIXED ASSETS

For the year ended December 31, 2008, fixed assets were as follows (in thousands):

Computers and software	$ 2,794
Furniture and equipment	1,463
Leasehold improvements	305
Internally developed software	3,273
Total fixed assets	7,835
Accumulated depreciation and amortization	(4,148)
Fixed assets — net	$ 3,687

At December 31, 2008, furniture and equipment includes $583,000 of capital leases (see Note 8).

6. INTANGIBLE ASSETS

The Company holds intangible assets representing lists and relationships with financial institutions and product sponsors. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives of 5 to 20 years, which is determined based on the nature of the underlying lists and relationships.

At December 31, 2008, intangible assets are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Advisor relationships	$ 38,295	$ (4,035)	$ 34,260
Sponsor relationships	16,964	(1,696)	15,268
Total	$ 55,259	$ (5,731)	$ 49,528

7. INCOME TAXES

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance — January 1, 2008	$	27
Increases related to current year tax positions		202
Decreases related to transfers to LPLH		(27)
Balance — December 31, 2008	$	202

Gross unrecognized tax benefits of $27,000 were transferred to LPLH during fiscal year 2008 in accordance with the provisions of the tax agreement. The Company has additional gross unrecognized tax benefits of $202,000 as of December 31, 2008, which have been recorded as due from affiliates, net of any related tax benefit, in the accompanying statement of financial condition. Prospectively, the Company will record gross unrecognized tax adjustments through its income tax provision and settle with LPLH for cash in the period in which the activity is realized. Under the terms of the income tax sharing agreement, no additional payments will be made between the Company and LPLH for the affects of future recognition of unrecognized tax benefits settled with LPLH. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the statement of financial condition. At January 1, 2008, the Company had $5,000 accrued for penalties. At December 31, 2008, the liability for unrecognized tax benefits included accrued penalties of $40,000. The tax years of 2004 to 2008 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the tax agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

8. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum calendar-year payments for lease commitments with remaining terms greater than one year as of December 31, 2008, are approximately as follows (in thousands):

	Operating Lease Commitments	Capital Lease Obligations
2009	$ 931	$ 149
2010	955	14
2011	938	
2012	919	
2013	944	
Thereafter		
Total minimum lease payments	$ 4,687	163
Less interest expense		3
Present value of minimum lease payments		$ 160

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which

claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company.

The Company recognizes a liability for legal and defense costs when it believes it is probable a liability has occurred and the amount can be reasonably estimated.. In 2008, and in accordance with the acquisition and the related purchase and sale agreement, the Company received $1.94 million from the seller for the reimbursement of legal and defense costs for which it was indemnified at or prior to the date of acquisition.

Other Commitments—At the time of the acquisition, the Company recorded a liability for a phantom stock plan, which was then settled by LPLH and LPLIH immediately following the acquisition. In conjunction with the settlement, the Company has an outstanding note payable due to a previous participant of the phantom stock plan. The note calls for annual principal payments of $39,000, plus interest which approximates 6.5%; the first payment was due on the date of acquisition and the four remaining payments are due annually. At December 31, 2008, the Company has an outstanding liability of $126,000 under this arrangement, which has been included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

9. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan sponsored by LPL Financial Corporation ("LPL Financial"), an affiliate and wholly owned subsidiary of LPLH. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer-matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) plan or 10% of the employee's total compensation.

The Company maintains the UVEST Non-Qualified Deferred Compensation Plan (the "Compensation Plan"), which is a supplemental retirement program available to certain employees of LPL Financial who are allowed to make pretax contributions above amounts allowed in qualified plans. No contributions have been made by the Company since the Compensation Plan's inception. The Compensation Plan has been funded to date by participant contributions. Plan assets are invested in Corporate Owned Life Insurance (COLI), which are held by the Company in a Rabbi Trust and accounted for in accordance with Emerging Issues Task Force Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested.* As of December 31, 2008, the Company has recorded an asset of $452,000 and a liability of $484,000 related to the plan, which is included in other assets and accounts payable and accrued liabilities, respectively, in the accompanying statement of financial condition.

10. RELATED-PARTY TRANSACTIONS

The Company has an intercompany service agreement with LPL Financial to receive various infrastructure and broker-dealer support services. In addition, the Company performs various customer support services for LPL Financial. In exchange for these services, the Company pays or receives a monthly administration fee. At December 31, 2008, the Company had a receivable of $1.47 million due from LPL Financial, which is included in due from affiliates in the accompanying statement of financial condition.

The Company transacts with LPL Financial in the ordinary course of business. At December 31, 2008, the Company had a receivable due from LPL Financial of $1.41 million, which has been included in due from affiliates in the accompanying statement of financial condition.

As discussed in Note 2, the Company's tax agreement results in payments to or receipts from LPLH. As of December 31, 2008, the Company had an income tax payable of $142,000, which has been included in due from affiliates in the accompanying statement of financial condition.

11. NET CAPITAL/REGULATORY REQUIREMENTS

The Company's is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness, also as defined. At December 31, 2008, the Company had a net capital of $8.29 million, which was $6.75 million in excess of its minimum required net capital.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

12. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through an independent clearing broker on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 25, 2009

To the Board of Directors and Stockholder of
UVEST Financial Services Group, Inc.:
Charlotte, North Carolina

In planning and performing our audit of the financial statements of UVEST Financial Services Group, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu